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Lovebirds Donuts

Bakery

33 Vaughn Mall
Portsmouth, NH 03801
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Early Investor Bonus: The investment multiple is increased to 1.6× for the next $20,000 invested.
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THE PITCH
Lovebirds Donuts is seeking investment to open its second shop in Portsmouth, New Hampshire.
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THE TEAM
Tamara Monroe & Ryan MacDougall
Owners

Opening Spring 2019 in Kittery, Maine, Lovebirds Donuts is a longtime vision come to life for Tamara Monroe and Ryan MacDougall. Ryan's early interest in food came at the age of 13 while helping out at his parents' breakfast restaurant. He spent the next decade cooking for and managing restaurants along the Maine seacoast. Tamara, too, worked her way through high school and college at local restaurants. They both envisioned having their own place one day.

Wanderlust lured Tamara and Ryan out into the world—and after some time in San Diego they moved to Boston where they grew diverse careers in marketing and finance, respectively. When not traveling, they spent much of their downtime exploring new foods, brewing beer, or baking.

Yeast-raised donuts became a special obsession. They use simple ingredients and when fermented in the traditional way (like how you make bread), yeast-raised donuts possess a unique and sophisticated depth of flavor. While Lovebirds offers both raised and cake donuts in an array of local and international-inspired flavors, the yeast donuts are truly their pride and joy.

Tamara and Ryan fell so in love with these doughy creations that they decided to return to their roots and embark on a new adventure, sharing their love of creating real, good food with the people in their home community. Their donuts are the culinary embodiment of comfort, fun and nostalgia.

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Q&A
Are your donuts vegan?

Everything at Lovebirds Donuts is vegan!

Hold the phone. Even the coffee? What about creamer?

That’s right. Most folks are surprised to learn we’re vegan after trying the donuts and lattes. We offer several plant-based milk options for coffees, never at an additional charge. We default to oat milk (Oatly, whenever possible) in our espresso-based beverages, as it results in a flavor nearly identical to dairy milk and a rich, velvety texture. And if you have questions during your visit, our friendly team is more than happy to chat and make recommendations.

Do your donuts contain dairy or eggs?

Our products are free from dairy including milk, yogurt, or cheese, as well as eggs.

How long do you donuts last?

Our donuts are made fresh from scratch each day using minimal ingredients and traditional methods. They are free from preservatives, dough conditioners, and other chemicals that artificially extend shelf life. For this reason, we recommend enjoying our donuts the same day for optimal freshness.

Do you have gluten-free donuts?

Do we ever?! We offer four gluten-free donut flavors every day, and flavors change out monthly. Our gluten-friendly donuts are prepared in a separate area and cooked in a dedicated fryer. Our donuts have been lab-tested and approved celiac-safe. However, there is wheat flour in our kitchen and while we work hard to practice safe handling, cross-contamination is always a possibility.

Why does it feel like your gluten-free donuts are often sold out?

Our gluten-free donuts require a lot more time, resources, and special space than other donuts, and are prepared separately. Because of these safety requirements, we have to place a limit the amount we prepare each day. Also, they happen to taste really good, so the demand has grown very quickly. We also sell out most days, sometimes early. We recommend placing an online order at least 24 hours in advance to ensure you get some.

Do your donuts contain soy?

Yes, all of our donuts contain soy ingredients and are not suitable for those with soy allergies.

Do you use peanuts or tree nuts in your donuts?

We do not use peanuts or tree nuts in any food items, but some of our ingredients are produced in facilities that may handle these items. For example, we use vegan Sweetapolita sprinkles. You can read about their allergen info on their website. Items that may be subject to cross-contamination will be asterisked on our menu. We also have almond milk and hazelnut syrup available at the espresso bar and milk station. If you have further questions you are welcome to contact us.

Are your donuts vegan?

Everything at Lovebirds Donuts is vegan!

Hold the phone. Even the coffee? What about creamer?

That's right. Most folks are surprised to learn we're vegan after trying the donuts and lattes. We offer several plant-based milk options for coffees, never at an additional charge. We default to oat milk (Oatly, whenever possible) in our espresso-based beverages, as it results in a flavor nearly identical to dairy milk and a rich, velvety texture. And if you have questions during your visit, our friendly team is more than happy to chat and make recommendations.

Do your donuts contain dairy or eggs?

Our products are free from dairy including milk, yogurt, or cheese, as well as eggs.

How long do you donuts last?

Our donuts are made fresh from scratch each day using minimal ingredients and traditional methods. They are free from preservatives, dough conditioners, and other chemicals that artificially extend shelf life. For this reason, we recommend enjoying our donuts the same day for optimal freshness.

Do you have gluten-free donuts?

Do we ever?! We offer four gluten-free donut flavors every day, and flavors change out monthly. Our gluten-friendly donuts are prepared in a separate area and cooked in a dedicated fryer. Our donuts have been lab-tested and approved celiac-safe. However, there is wheat flour in our kitchen and while we work hard to practice safe handling, cross-contamination is always a possibility.

Why does it feel like your gluten-free donuts are often sold out?

Our gluten-free donuts require a lot more time, resources, and special space than other donuts, and are prepared separately. Because of these safety requirements, we have to place a limit the amount we prepare each day. Also, they happen to taste really good, so the demand has grown very quickly. We also sell out most days, sometimes early. We recommend placing an online order at least 24 hours in advance to ensure you get some.

Do your donuts contain soy?

Yes, all of our donuts contain soy ingredients and are not suitable for those with soy allergies.

Do you use peanuts or tree nuts in your donuts?

We do not use peanuts or tree nuts in any food items, but some of our ingredients are produced in facilities that may handle these items. For example, we use vegan Sweetapolita sprinkles. You can read about their allergen info on their website. Items that may be subject to cross-contamination will be asterisked on our menu. We also have almond milk and hazelnut syrup available at the espresso bar and milk station. If you have further questions you are welcome to contact us.

Are your donuts vegan?

Everything at Lovebirds Donuts is vegan!

Hold the phone. Even the coffee? What about creamer?

That's right. Most folks are surprised to learn we're vegan after trying the donuts and lattes. We offer several plant-based milk options for coffees, never at an additional charge. We default to oat milk (Oatly, whenever possible) in our espresso-based beverages, as it results in a flavor nearly identical to dairy milk and a rich, velvety texture. And if you have questions during your visit, our friendly team is more than happy to chat and make recommendations.

Do your donuts contain dairy or eggs?

Our products are free from dairy including milk, yogurt, or cheese, as well as eggs.

How long do you donuts last?

Our donuts are made fresh from scratch each day using minimal ingredients and traditional methods. They are free from preservatives, dough conditioners, and other chemicals that artificially extend shelf life. For this reason, we recommend enjoying our donuts the same day for optimal freshness.

Do you have gluten-free donuts?

Do we ever?! We offer four gluten-free donut flavors every day, and flavors change out monthly. Our gluten-friendly donuts are prepared in a separate area and cooked in a dedicated fryer. Our donuts have been lab-tested and approved celiac-safe. However, there is wheat flour in our kitchen and while we work hard to practice safe handling, cross-contamination is always a possibility.

Why does it feel like your gluten-free donuts are often sold out?

Our gluten-free donuts require a lot more time, resources, and special space than other donuts, and are prepared separately. Because of these safety requirements, we have to place a limit the amount we prepare each day. Also, they happen to taste really good, so the demand has grown very quickly. We also sell out most days, sometimes early. We recommend placing an online order at least 24 hours in advance to ensure you get some.

Do your donuts contain soy?

Yes, all of our donuts contain soy ingredients and are not suitable for those with soy allergies.

Do you use peanuts or tree nuts in your donuts?

We do not use peanuts or tree nuts in any food items, but some of our ingredients are produced in facilities that may handle these items. For example, we use vegan Sweetapolita sprinkles. You can read about their allergen info on their website. Items that may be subject to cross-contamination will be asterisked on our menu. We also have almond milk and hazelnut syrup available at the espresso bar and milk station. If you have further questions you are welcome to contact us.

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PRESS
You Don't Have to Be Vegan to Love These Doughnuts

They're as irresistible as they are animal-product-free.

Vegan Doughnuts Are A Thing And They Are Coming To Kittery, Maine

Know someone who would love this!?

PETA's Top Vegan Doughnuts You'll Love a 'Hole' Lot | PETA

All these businesses prove how easy and appealing it is to choose vegan doughnuts over ones containing eggs and milk, or that are cooked in lard.

New Shop Brings Vegan Brioche Doughnuts to Maine

Lovebirds Donuts owners Tamara Monrose and Ryan MacDougal turned their love for beer into yeast-raised vegan doughnuts in exciting flavors such as Strawberry Shortcake, Whoopie Pie, Boston Cream, and Glazed Brioche.

Lovebirds Donuts in Kittery Has New Spring Beverages to Pair With Its Vegan Craft Donuts

Lovebirds Donuts, which serves an entirely vegan menu, as well as fair trade, certified organic coffee, offered up some pairings to go with their new spring beverages.

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LOCATION

Lovebirds second location is located at 33 Vaughn Mall in Portsmouth, New Hampshire.

Portsmouth, New Hampshire has a population of 21,778.
The median household income is $78,027.
A popular summer tourist destination located on the Piscataqua River
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OUR STORY

Lovebirds Donuts is located Kittery, Maine and just celebrated their second anniversary. Lovebirds has been years in the making and brings you lovingly crafted donuts scratch-made from honest, simple ingredients. After building a large customer base from their first location, they're expanding into a second location in Portsmouth, New Hampshire. They are one of the few strictly plant-based donut shops in the United States.

100% Plant-Based Products.
Caters to a variety of allergens (nut-free).
Donuts that are better than non-vegan donuts with no sacrifice.
Wholesale accounts from Rye, New Hampshire to Portland, Maine.
Focused on exceptional guest experience.
Sustainable environmental and business practices.
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OUR MISSION

We are passionate about bringing sweet moments into the lives of our guests. While we specialize in slow-raised yeast donuts—which give the dough a complex depth of flavor—we also craft cake donuts in an ever-changing spectrum of flavors from local classics to internationally inspired creations.

No matter your favorite donut style, everything we create for you is made from scratch using only quality ingredients.
We hope you join us for a decadent donut and fair trade certified, organic coffee. We look forward to saying hello.
This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Build-out $47,000

Mainvest Compensation $3,000
Total $50,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $500,000 $550,000 $588,500 $617,925 $636,462
Cost of Goods Sold $97,500 $107,250 $114,757 $120,494 $124,108
Gross Profit $402,500 $442,750 $473,743 $497,431 $512,354

EXPENSES

Rent $24,000 $24,600 $25,215 $25,845 $26,491
Salaries $162,000 $178,200 $190,674 $200,207 $206,212
Repairs & Maintenance $12,000 $12,300 $12,607 $12,922 $13,245
Legal & Professional Fees $3,000 $3,075 $3,151 $3,229 $3,309
Utilities $6,000 $6,150 $6,303 $6,460 $6,621
Insurance $6,000 $6,150 $6,303 $6,460 $6,621
Equipment Lease $11,400 $11,685 $11,977 $12,276 $12,582
Security System $1,200 $1,230 $1,260 $1,291 $1,323
Window Cleaning $900 $922 $945 $968 $992
Marketing Expenses $12,000 $12,300 $12,607 $12,922 $13,245
Composting $3,600 $3,690 $3,782 $3,876 $3,972
Auto Loan $9,000 $9,225 $9,455 $9,691 $9,933
Transportation/Gas $3,000 $3,075 $3,151 $3,229 $3,309
Music Licensing $600 $615 $630 $645 $661
Cintas Service $3,840 $3,936 $4,034 $4,134 $4,237
Telecom/Internet $2,400 $2,460 $2,521 $2,584 $2,648
Misc. Software Subscriptions $2,400 $2,460 $2,521 $2,584 $2,648
Auto Insurance $1,200 $1,230 $1,260 $1,291 $1,323
Merchant Fees $12,000 $12,300 $12,607 $12,922 $13,245
Operating Profit $125,960 $147,147 $162,740 $173,895 $179,737
This information is provided by Lovebirds Donuts. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2021 Balance Sheet
Investment Round Status
Target Raise $50,000
Maximum Raise $100,000
Amount Invested $0
Investors 0
Investment Round Ends August 4, 2021
Summary of Terms
Legal Business Name Firebrand LLC
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $20,000 invested
1.6×
Investment Multiple 1.5×
Business's Revenue Share 1.6%-3.2%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date January 1, 2029
Financial Condition

Lovebirds Donuts in Portsmouth will be a branch of Lovebirds Donuts, headquartered in Kittery, ME. Lovebirds Kittery is forecasting year 3 sales of $750,000 and will provide capital if needed to give time for sales to grow.

Most likely, Lovebirds Portsmouth will raise another $50,000 from another private investor and this will be a low interest term note.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Lovebirds Donuts to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Lovebirds Donuts operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Lovebirds Donuts competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Lovebirds Donuts's core business or the inability to compete successfully against the with other competitors could negatively affect Lovebirds Donuts's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Lovebirds Donuts's management or vote on and/or influence any managerial decisions regarding Lovebirds Donuts. Furthermore, if the founders or other key personnel of Lovebirds Donuts were to leave Lovebirds Donuts or become unable to work, Lovebirds Donuts (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Lovebirds Donuts and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Lovebirds Donuts is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Lovebirds Donuts might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Lovebirds Donuts is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Lovebirds Donuts

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Lovebirds Donuts's financial performance or ability to continue to operate. In the event Lovebirds Donuts ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Lovebirds Donuts nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Lovebirds Donuts will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Lovebirds Donuts is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Lovebirds Donuts will carry some insurance, Lovebirds Donuts may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Lovebirds Donuts could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Lovebirds Donuts's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Lovebirds Donuts's management will coincide: you both want Lovebirds Donuts to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Lovebirds Donuts to act conservative to make sure they are best equipped to repay the Note obligations, while Lovebirds Donuts might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Lovebirds Donuts needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Lovebirds Donuts or management), which is responsible for monitoring Lovebirds Donuts's compliance with the law. Lovebirds Donuts will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Lovebirds Donuts is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Lovebirds Donuts fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Lovebirds Donuts, and the revenue of Lovebirds Donuts can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Lovebirds Donuts to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Lovebirds Donuts. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.
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